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2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3



NEWS RELEASE
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FOR IMMEDIATE RELEASE


                        CINRAM INTERNATIONAL INCOME FUND
                       ANNOUNCES SMALL UNITHOLDER PROGRAM


TORONTO (DECEMBER 22, 2006) -- Cinram International Income Fund (the "Fund") (TSX: CRW.UN) today announced a small unitholder selling program (the "Program") that enables registered and beneficial unitholders who owned 99 or fewer units of the Fund as at December 20, 2006, to sell their units without incurring any brokerage commission. The Program's aim is to reduce unitholder servicing and other related costs. Cinram has retained Georgeson Shareholder Communications Canada Inc. ("Georgeson") to manage the Program and to handle transactions and payment. The sale of units will be executed through the Toronto Stock Exchange.

The voluntary Program begins on December 22, 2006, and will expire at 5 p.m. ET on February 20, 2007, unless it is extended. The Program is designed to assist eligible registered holders (and beneficial holders of units held in nominee form) in selling their units without incurring any brokerage commissions. Payment for units sold under the Program will be mailed approximately five business days after the sale. More information about the Program, including participation documents, will be forwarded to eligible unitholders in the coming weeks.

All units received through the Program will be gathered into board lots
(100 or more units) and sold no later than 12 p.m. on the next business day on the TSX. The price of the units will be set at the average price received for all units sold on a given day. For the convenience of unitholders who are residents of the United States, the proceeds will be converted into U.S. funds at the prevailing conversion rate at the time of sale.

Cinram is pleased to make this voluntary Program available to its unitholders; however, the Fund makes no recommendation as to whether eligible unitholders should participate in the Program. The decision to participate should be based upon the unitholders' particular circumstances. Eligible unitholders may wish to obtain advice from their financial advisor prior to participating.

For questions about the Program, please contact Georgeson Shareholder Communications Canada Inc. toll-free at 1-866-568-7418 or collect at
(416) 847-7147 outside of North America.


ABOUT CINRAM
Cinram International Inc., an indirect wholly-owned subsidiary of the Fund, is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram International Inc. manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund's units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index. For more information, visit our website at www.cinram.com.



FOR MORE INFORMATION:
Lyne Beauregard Fisher             David Campbell
Cinram International               Georgeson Shareholder Communications Canada
Tel: (416) 321-7930                Tel: (416) 862-2903
lynefisher@cinram.com              david.campbell@georgeson.com